SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

 ______________________________________________________________________________

                                  SCHEDULE 13G


                                 (RULE 13d-102)


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1
    (b),(c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                           (AMENDMENT NO. ________)*


                                  LODGIAN, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   54021P 20 5
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 25, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ X ]      Rule 13d-1(b)

    [   ]      Rule 13d-1(c)

    [   ]      Rule 13d-1(d)




-----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP No. 54021P 20 5
................................................................................
1.        Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)

          Merrill Lynch & Co. Inc.
................................................................................
2.        Check the Appropriate Box if a Member of a Group*

                                                           (a)   [_]
                                                           (b)   [_]
................................................................................
3.        SEC Use Only

................................................................................
4.        Citizenship or Place of Organization

          Delaware
................................................................................
                      5.   Sole Voting Power

                           None
                     ..........................................................
                      6.   Shared Voting Power
 Number of
                           761,655 shares of Common Stock, par value $0.01 (per
  Shares                   share (the "Common Stock"); MLPFS also owns 10,714
                           Class A Warrants to purchase 10,714 shares of Common
Beneficially               Stock and 2,151 Class B Warrants to purchase 2,151
                           shares of Common Stock.(1)
Owned by Each        ..........................................................
                      7.   Sole Dispositive Power
  Reporting
                           None
 Person with:        ..........................................................
                      8.   Shared Dispositive Power

                           761,655 shares of Common Stock; MLPFS also owns 10,714 Class A Warrants to purchase 10,714 shares of Common Stock and 2,151 Class B Warrants to purchase 2,151 shares of Common Stock.(1)

................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          761,655 shares of Common Stock, par value $0.01
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

                                                                          [__]
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          11.43% as at November 25, 2002. Including the shares of Common Stock which may be purchased by exercise of 10,714 Class A Warrants and 2,151 Class B Warrants, the Reporting Person additionally owns 0.17% of the shares of Common Stock. The aggregate percentage beneficially owned by the Reporting Person is therefore 11.65% of the Common Stock.
................................................................................
12.       Type of Reporting Person*

          HC, CO



-----------------------------
(1) In addition, MLPFS owns 642,846 shares of nonvoting Series A Preferred Stock, par value $0.01 per share.
*   See instructions before filling out!

                                  SCHEDULE 13G
CUSIP No. 54021P 20 5
................................................................................
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Merrill Lynch, Pierce, Fenner & Smith Incorporated
................................................................................
2.        Check the Appropriate Box if a Member of a Group*

                                                           (a)   [_]
                                                           (b)   [_]
................................................................................
3.        SEC Use Only

................................................................................
4.        Citizenship or Place of Organization

          Delaware
................................................................................
                      5.   Sole Voting Power

                           None
                     ..........................................................
                      6.   Shared Voting Power
 Number of
                           761,655 shares of Common Stock par value $0.01 per
  Shares                   share (the "Common Stock"); MLPFS also owns 10,714
                           Class A Warrants to purchase 10,714 shares of Common
Beneficially               Stock and 2,151 Class B Warrants to purchase 2,151
                           shares of Common Stock.(1)
Owned by Each        ..........................................................
                      7.   Sole Dispositive Power
  Reporting
                           None
 Person with:        ..........................................................
                      8.   Shared Dispositive Power

                           761,655 shares of Common Stock; MLPFS also owns 10,714 Class A Warrants to purchase 10,714 shares of Common Stock and 2,151 Class B Warrants to purchase 2,151 shares of Common Stock.(1)
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          761,655 shares of Common Stock, par value $0.01
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

                                                                    [__]
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          11.43% as at November 25, 2002. Including the shares of Common Stock which may be purchased by exercise of 10,714 Class A Warrants and 2,151 Class B Warrants, the Reporting Person additionally owns 0.17% of the shares of Common Stock. The aggregate percentage beneficially owned by the Reporting Person is therefore 11.65% of the Common Stock.
................................................................................
12.       Type of Reporting Person*

          BD, CO


-----------------------------
(1) In addition, MLPFS owns 642,846 shares of nonvoting Series A Preferred Stock, par value $0.01 per share.
*   See instructions before filling out!

Item 1(a).     Name of Issuer

               LODGIAN, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices

               3445 Peachtree Road, Suite 700
               Atlanta, Georgia 30326

Item 2(a).     Name of Person Filing

               Merrill Lynch & Co., Inc.
               Merrill Lynch, Pierce, Fenner & Smith Incorporated

Item 2(b).     Address of Principal Business Office or, if None, Residence

               Merrill Lynch & Co., Inc.
               4 World Financial Center
               250 Vesey Street
               New York, New York 10080

               Merrill Lynch, Pierce, Fenner & Smith Incorporated
               4 World Financial Center
               250 Vesey Street
               New York, New York 10080

Item 2(c).     Citizenship

               See Item 4 of Cover Pages

Item 2(d).     Title of Class of Securities

               Common Stock, par value $0.01

Item 2(e).     CUSIP Number

               See Cover Page

Item 3.

               ML & Co. is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).

               MLPFS is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934.

Item 4.        Ownership

               (a)    Amount beneficially owned:

                      See Item 9 of Cover Pages

               (b)    Percent of Class:

                      See Item 11 of Cover Pages

               (c)    Number of shares as to which such person has:

                      (i)    Sole power to vote or to direct the vote

                             See Item 5 of Cover Pages

                      (ii)   Shared power to vote or to direct the vote

                             See Item 6 of Cover Pages

                      (iii) Sole power to dispose or to direct the disposition of

                             See Item 7 of Cover Pages

                      (iv) Shared power to dispose or to direct the disposition of

                             See Item 8 of Cover Pages

Item 5.        Ownership of Five Percent or Less of a Class

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               ML & Co. is a parent holding company, and MLPFS is a wholly-owned direct subsidiary of ML & Co. MLPFS, a reporting person on this
               Schedule 13G, has an interest that relates to more than 5% of the class of securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

               ML & Co. is a parent holding company.

               MLPFS is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934. MLPFS is a wholly-owned direct subsidiary of ML & Co.

Item 8.        Identification and Classification of Members of the Group

               Although ML & Co. and MLPFS are affiliates and have determined to file jointly, the reporting persons are of the view that their affiliation does not cause them to be acting as a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934.

Item 9.        Notice of Dissolution of Group

               Not applicable.

Item 10.       Certification

               By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Merrill Lynch & Co., Inc.


December 16, 2002                       /s/ Lawrence M. Egan Jr.
                                        ----------------------------------
                                        Name:   Lawrence M. Egan Jr.
                                        Title:  Attorney-in-Fact*


                                        Merrill Lynch, Pierce, Fenner & Smith
                                                    Incorporated



December 16, 2002                       /s/ Lawrence M. Egan Jr.
                                        -----------------------------------
                                        Name:  Lawrence M. Egan Jr.
                                        Title:  Attorney-in-Fact**

----------------------
* Executed pursuant to a Power of Attorney, dated November 17, 1995, a copy of which is attached hereto as Exhibit A.

** Executed pursuant to a Power of Attorney, dated February 25, 1995, a copy of which is attached hereto as Exhibit B.

                            Exhibit A to Schedule 13G

                                Power of Attorney

The undersigned, Merrill Lynch & Co., Inc. (the "Corporation"), a corporation duly organized under the laws of Delaware, with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281 does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any individual from time to time elected or appointed as secretary or an assistant secretary of the Corporation, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead
(i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, (ii) to execute on behalf of the Corporation and cause to be filed and/or delivered, any number, as appropriate, of original, copies or electronic filings of any forms (including without limitation), Securities and Exchange Commission Forms 3, 4 and 5) required to be filed pursuant to Section 16(a) of the Act and the regulations thereunder, and (iii) generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in a all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

        IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 17th day of November 1995.



                                  MERRILL LYNCH & CO., INC.


                                  By:  /s/ David H. Komansky
                                       -----------------------------
                                  Name:   David H. Komansky
                                  Title:  President and Chief Operating Officer

                            Exhibit B to Schedule 13G

                                Power of Attorney

The undersigned, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Corporation"), a corporation duly organized under the laws of Delaware, with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281 does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any individual from time to time elected or appointed as secretary or an assistant secretary of the Corporation, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead (i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder,
(ii) to execute on behalf of the Corporation and cause to be filed and/or delivered, any number, as appropriate, of original, copies or electronic filings of any forms (including without limitation), Securities and Exchange Commission Forms 3, 4 and 5) required to be filed pursuant to Section 16(a) of the Act and the regulations thereunder, and (iii) generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in a all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

        IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 25th day of February 1995.



                                  MERRILL LYNCH & CO., INC.


                                  By:  /s/ David H. Komansky
                                      --------------------------------
                                  Name:  David H. Komansky
                                  Title:  President and Chief Operating Officer

                            Exhibit C to Schedule 13G

                             Joint Filing Agreement


               The undersigned hereby agree that this Schedule 13G (the "Schedule 13G"), with respect to the shares of Common Stock issued by Lodgian, Inc. is, and any amendments thereto shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. Each of the undersigned further agrees that Merrill Lynch & Co., Inc. may file the Schedule 13G, and any and all amendments thereto, on its behalf. This Agreement may be executed in any number of counterparts, all of which when taken together shall constitute one and the same instrument.

               IN WITNESS WHEREOF, the undersigned have executed this Agreement as of this 16th day of December, 2002.

                                         Merrill Lynch & Co., Inc.


                                         /s/ Lawrence M. Egan Jr.
                                         ------------------------------------
                                         Name:  Lawrence M. Egan Jr.*
                                         Title:  Attorney-in-Fact



                                         Merrill Lynch, Pierce, Fenner & Smith
                                                     Incorporated



                                         /s/ Lawrence M. Egan Jr.
                                         ------------------------------------
                                         Name:  Lawrence M. Egan Jr.**
                                         Title:  Attorney-in-Fact



---------------------------

* Executed pursuant to a Power of Attorney, dated November 17, 1995, a copy of which is attached hereto as Exhibit A.


** Executed pursuant to a Power of Attorney, dated February 25, 1995, a copy of which is attached hereto as Exhibit B.